Exhibit 11.1

 Statement regarding computation of per share earnings

The numerators and denominators of basic and fully diluted earnings per share are as follows:

Three Months Ended June 30,	Six Months Ended June 30,

	2010	2009	2010	2009

Net loss allocable to shares (numerator)	$(1,307,222)	$(1,526,248)	$(2,408,593)	$(5,225,003)
Shares used in the calculation (denominator)
Basic and diluted weighted average shares outstanding	11,171,433	11,171,433	11,171,433	11,202,161

Basic and diluted net loss per common share	$(0.12)	$(0.14)	$(0.22)	$(0.47)